UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

American River Bankshares

(Name of Issuer)

Common Stock

(Title of Class of Securities)

029326105

(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

Exhibit Index located on Page 8	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 029326105	Page 2 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 711,200 9. Sole Dispositive Power 10. Shared Dispositive Power 711,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 711,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.23%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 3 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 595,160 9. Sole Dispositive Power 10. Shared Dispositive Power 595,160

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,160
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.72%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 4 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 444,288 9. Sole Dispositive Power 10. Shared Dispositive Power 444,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,288
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.77%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 5 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 711,200 9. Sole Dispositive Power 10. Shared Dispositive Power 711,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 711,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.23%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, no par value (the "Shares"), of American River Bankshares (the "Issuer"), a company incorporated in California, with its principal office at 3100 Zinfandel Drive, Suite 450, Rancho Cordova, CA 95670.

Item 2.    Identity and Background.

(a), (f)            The persons filing this statement are Maltese Capital Management LLC, a New York limited liability company ("MCM"), Maltese Capital Holdings, LLC, a Delaware limited liability company ("Holdings"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and Terry Maltese, Managing Member of MCM and Holdings and a citizen of the United States of America ("Mr. Maltese"), with respect to Shares that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

(b)	The address of the principal business and principal office of MCM, Holdings, MHFII, and Mr. Maltese is 150 East 52nd Street, 30th Floor, New York, NY 10022.

(c)            The principal occupation of Mr. Maltese is serving as Managing Member of MCM and Holdings.

MCM provides administrative and investment management services to its private fund clients. Holdings serves as the sole general partner of MCM's investment advisory clients.

(d), (e)	None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds.

The funds for the purchase of the 711,200 Shares beneficially owned by MCM came from the working capital of certain private investment funds that MCM manages. No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the Shares beneficially owned by MCM was $5,129,521.

The funds for the purchase of the 595,160 Shares beneficially owned by Holdings came from the working capital of certain private investment funds for which it serves as the sole general partner, including MHFII. No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the Shares beneficially owned by MCM was $4,292,403.14.

The funds for the purchase of the 444,288 Shares beneficially owned by MHFII from its investment capital. The net investment cost (including commissions, if any) of the Shares beneficially owned by MHFII was $3,193,252.

The funds for the purchase of the 711,200 shares beneficially owned by Mr. Maltese, as a result of Mr. Maltese being the control person of MCM and Holdings, came from the working capital of certain private investment funds for which MCM manages and certain private investment funds for which Holdings serves as the general partner, including MHFII. No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the Shares beneficially owned by MCM was $5,129,521.

Item 4.    Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, voting for or against and expressing support for or against the proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)-(d)    Based upon an aggregate of 7,705,666 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on May 6, 2015:

(i)
MHFII beneficially owned 444,288 Shares, constituting approximately 5.77% of the shares outstanding. MHFII does not have the sole power to vote or direct the vote of any Shares. MHFII has the share power to vote or direct the vote of 444,288 Shares. MHFII does not have the sole power to dispose or direct the disposition of any Shares. MHFII has the shared power to dispose or direct the disposition of 444,288 Shares.

(ii)
MCM owned directly no shares of Common Stock. By reason of its position as investment advisor, MCM may be deemed to be the beneficial owner of 711,200 Shares, constituting approximately 9.23% of the Shares outstanding. MCM does not have the sole power to vote or direct the vote of any Shares. MCM has the share power to vote or direct the vote of 711,200 Shares. MCM does not have the sole power to dispose or direct the disposition of any Shares. MCM has the shared power to dispose or direct the disposition of 711,200 Shares.

(iii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of certain private investment funds, including MHFII, Holdings may be deemed to beneficially own 595,160 Shares, constituting approximately 7.72% of the Shares outstanding. Holdings does not have the sole power to vote or direct the vote of any Shares. Holdings has the share power to vote or direct the vote of 595,160 Shares. Holdings does not have the sole power to dispose or direct the disposition of any Shares. MCM has the shared power to dispose or direct the disposition of 595,160 Shares.

(iv)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of MCM and Holdings, Mr. Maltese may be deemed to be the beneficial owner of 711,200 shares, constituting approximately 9.23% of the Shares outstanding.  Mr. Maltese does not have the sole power to vote or direct the vote of any Shares. Mr. Maltese has the share power to vote or direct the vote of 711,200 Shares. Mr. Maltese does not have the sole power to dispose or direct the disposition of any Shares. Mr. Maltese has the shared power to dispose or direct the disposition of 711,200 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(e)            N/A

 Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons or any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC		Malta Hedge Fund II, L.P.
		By:	Maltese Capital Holdings, LLC, the sole General Partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

*Each Reporting Person specifically disclaims the beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

EXHIBIT A

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  June 29, 2015

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC		Malta Hedge Fund II, L.P.
		By:	Maltese Capital Holdings, LLC, the sole General Partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

EXHIBIT B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Shares by MCM on behalf of private funds for which MCM or an affiliate of MCM acts as an investment advisor:

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
6/8/15	Common Stock	100	N/A	9.1600
6/17/15	Common Stock	3,300	N/A	9.1800
6/18/15	Common Stock	3,700	N/A	9.1800
6/19/15	Common Stock	21,900	N/A	9.1800
6/22/15	Common Stock	16,500	N/A	9.1800

SK 27061 0003 6679138